July 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Timothy Collins

Re:	Brazil Potash Corp. Post-Qualification Amendment to Offering Statement on Form 1-A File No. 024-11208

Dear Mr. Collins:

Brazil Potash Corp., an Ontario corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Post-Qualification Amendment to become qualified at 4:00 PM Eastern Time on August 2, 2021, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact our counsel Rebecca DiStefano at (954)768-8221. Thank you for your assistance and cooperation.

Very truly yours,

BRAZIL POTASH CORP.

By: /s/ Neil Said
Name:  Neil Said
Title: Corporate Secretary